UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020.

 Commission File Number 001-15148

BRF S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

8501, Av. Das Naçoes Unidas, 1st Floor

Pinheiros – 05425-070, São Paulo – SP

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

*          *          *

 This Report on Form 6-K, including Exhibit 1 hereto, includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause the Company’s actual financial condition and results of operations to differ materially from those set out in the Company’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements, whether because of new information, future events or otherwise. The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2020

BRF S.A.

By: /s/ Carlos Alberto Bezerra de Moura

Name: Carlos Alberto Bezerra de Moura

Title: Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

1

Announcement with respect to the commencement of the cash tender offers of BRF for its 5.875% Senior Notes due 2022, 2.750% Senior Notes due 2022, 3.95% Senior Notes due 2023 and 4.75% Senior Notes due 2024 and 4.350% Senior Notes due 2026 issued by BRF GmbH and guaranteed by BRF.

Exhibit 1

BRF announces cash tender offers for its 5.875% Senior Notes due 2022, 2.750% Senior Notes due 2022, 3.95% Senior Notes due 2023 and 4.75% Senior Notes due 2024 and 4.350% Senior Notes due 2026 issued by BRF GmbH and guaranteed by BRF

São Paulo, Brazil – July 17, 2020 – BRF S.A. (“BRF”), for its own account and, in the case of the 2026 Notes (as defined below), on behalf of BRF GmbH (the “Subsidiary Issuer”), a wholly-owned subsidiary of BRF, today announces the commencement of an offer to purchase for cash any and all of the outstanding (i) 5.875% Senior Notes due 2022 (the “2022 Notes”) issued by BRF (the “2022 Notes Offer”), (ii) 2.750% Senior Notes due 2022 (the “Euro Notes”) issued by BRF (the “Euro Notes Offer”), (iii) 3.95% Senior Notes due 2023 (“2023 Notes”) issued by BRF (the “2023 Notes Offer”), (iv) 4.75% Senior Notes due 2024 (the “2024 Notes”) issued by BRF (the “2024 Notes Offer”) and (v) 4.350% Senior Notes due 2026 (“2026 Notes” and, together with the 2022 Notes, the Euro Notes, the 2023 Notes and the 2024 Notes, the “Notes”) issued by BRF GmbH and guaranteed by BRF (the “2026 Notes Offer” and, together with the 2022 Notes Offer, the Euro Notes Offer, the 2023 Notes Offer and the 2024 Notes Offer, the “Offers”).

The Offers are made upon the terms and subject to the conditions set forth in the offer to purchase dated July 17, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) for the consideration displayed below and described therein and in the accompanying Notice of Guaranteed Delivery (as defined in the Offer to Purchase). The Offers are not contingent upon the tender of any minimum principal amount of Notes, but BRF’s obligation to complete an Offer with respect to a particular series of Notes is conditioned on the aggregate Tender Consideration (as defined below) for the Offers not exceeding U.S.$300,000,000 (excluding the aggregate amount of Accrued Interest (as defined below)).

The following table sets forth certain information relating to the Offers.

Title of Security	Security Identifiers	Acceptance Priority Level(1)	Principal Amount Outstanding	Tender Consideration(2)
5.875% Senior Notes due 2022	CUSIP Nos.: 10552T AA5/P1905CAA8 ISINs: US10552TAA51/USP1905CAA82	1	U.S.$109,312,000	U.S.$1,050.00
2.750% Senior Notes due 2022	ISINs: XS1242327325/XS1242327168 Common Codes: 124232732/124232716	2	€324,781,000	€1,015.00
3.95% Senior Notes due 2023	CUSIP Nos.: 10552T AE7/P1905CAD2 ISINs: US10552TAE73/USP1905CAD22	3	U.S.$345,989,000	U.S.$1,018.50
4.75% Senior Notes due 2024	CUSIP Nos.: 10552T AF4/P1905CAE0 ISINs: US10552TAF49/USP1905CAE05	4	U.S.$517,858,000	U.S.$1,031.00
4.350% Senior Notes due 2026	CUSIP Nos.: 05583B AA7/A08163 AA4 ISINs: US05583BAA70/USA08163AA41	5	U.S.$500,000,000	U.S.$992.50

(1)   We will accept Notes of a series in the order of their respective Acceptance Priority Level specified in the table above (each, an “Acceptance Priority Level,” with 1 being the highest Acceptance Priority Level and 5 being the lowest Acceptance Priority Level), upon the terms and subject to the conditions set forth in the Offer to Purchase.

(2)   The amount to be paid for each U.S.$1,000 principal amount of 2022 Notes, 2023 Notes, 2024 Notes and 2026 Notes and €1,000 principal amount of Euro Notes, in each case, validly tendered and accepted for purchase, excluding Accrued Interest.

Indicative Timetable for the Offers:

Commencement of the Offers	July 17, 2020.
Withdrawal Date	8:30 a.m. (New York City time) on July 24, 2020, unless extended with respect to any Offer by BRF in its sole discretion, except as described in the Offer to Purchase or as required by applicable law.
Expiration Date	8:30 a.m. (New York City time) on July 24, 2020, unless extended with respect to any Offer by BRF in its sole discretion.
Settlement Date	Promptly after the Expiration Date. Expected to be July 27, 2020, but subject to change.
Guaranteed Delivery Date	5:00 p.m. (New York City time) on the second business day following the Expiration Date, expected to be on July 28, 2020, unless the Expiration Date is extended by BRF in its sole discretion.
Guaranteed Delivery Settlement Date	Promptly after the Guaranteed Delivery Date. Expected to be July 30, 2020, but subject to change.

The Offers will expire at 8:30 a.m. (New York City time) on July 24, 2020, unless earlier terminated or extended by BRF (such time and date, as the same may be extended, the “Expiration Date”).

Holders of 2022 Notes who (i) validly tender and do not validly withdraw their 2022 Notes on or prior to the Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery and other required documents pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) on or prior to the Expiration Date and tender their 2022 Notes on or prior to the Guaranteed Delivery Date (as defined in the Offer to Purchase), and whose 2022 Notes are accepted for purchase by us, will be eligible to receive the tender consideration of U.S.$1,050.00 per U.S.$1,000 principal amount of 2022 Notes tendered (the “2022 Notes Tender Consideration”). Validly tendered 2022 Notes may be withdrawn in accordance with the terms of the 2022 Notes Offer, at any time prior to 8:30 a.m. (New York City time) on July 24, 2020, unless extended, but not thereafter, except as described in the Offer to Purchase or as required by applicable law.

Holders of Euro Notes who (i) validly tender and do not validly withdraw their Euro Notes on or prior to the Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery and other required documents pursuant to the Guaranteed Delivery Procedures on or prior to the Expiration Date and tender their Euro Notes on or prior to the Guaranteed Delivery Date, and whose Euro Notes are accepted for purchase by us, will be eligible to receive the tender consideration of €1,015.00 per €1,000 principal amount of Euro Notes tendered (the “Euro Notes Tender Consideration”). Validly tendered Euro Notes may be withdrawn in accordance with the terms of the Euro Notes Offer, at any time prior to 8:30 a.m. (New York City time) on July 24, 2020, unless extended, but not thereafter, except as described in the Offer to Purchase or as required by applicable law.

Holders of 2023 Notes who (i) validly tender and do not validly withdraw their 2023 Notes on or prior to the Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery and other required documents pursuant to the Guaranteed Delivery Procedures on or prior to the Expiration Date and tender their 2023 Notes on or prior to the Guaranteed Delivery Date, and whose 2023 Notes are accepted for purchase by us, will be eligible to receive the tender consideration of U.S.$1,018.50 per U.S.$1,000 principal amount of 2023 Notes tendered (the “2023 Notes Tender Consideration”). Validly tendered 2023 Notes may be withdrawn in accordance with the terms of the 2023 Notes Offer, at any time prior to 8:30 a.m. (New York City time) on July 24, 2020, unless extended, but not thereafter, except as described in the Offer to Purchase or as required by applicable law.

Holders of 2024 Notes who (i) validly tender and do not validly withdraw their 2024 Notes on or prior to the Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery and other required documents pursuant to the Guaranteed Delivery Procedures on or prior to the Expiration Date and tender their 2024 Notes on or prior to the Guaranteed Delivery Date, and whose 2024 Notes are accepted for purchase by us, will be eligible to receive the tender consideration of U.S.$1,031.00 per U.S.$1,000 principal amount of 2024 Notes tendered (the “2024 Notes Tender Consideration”). Validly tendered 2024 Notes may be withdrawn in accordance with the terms of the 2024 Notes Offer, at any time prior to 8:30 a.m. (New York City time) on July 24, 2020, unless extended, but not thereafter, except as described in the Offer to Purchase or as required by applicable law.

Holders of 2026 Notes who (i) validly tender and do not validly withdraw their 2026 Notes on or prior to the Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery and other required documents pursuant to the Guaranteed Delivery Procedures  on or prior to the Expiration Date and tender their 2026 Notes on or prior to the Guaranteed Delivery Date, and whose 2026 Notes are accepted for purchase by us, will be eligible to receive the tender consideration of U.S.$992.50 per U.S.$1,000 principal amount of 2026 Notes tendered (the “2026 Notes Tender Consideration”). Validly tendered 2026 Notes may be withdrawn in accordance with the terms of the 2026 Notes Offer, at any time prior to 8:30 a.m. (New York City time) on July 24, 2020, unless extended, but not thereafter, except as described in the Offer to Purchase or as required by applicable law.

In addition to the applicable Tender Consideration holders whose Notes are tendered and accepted for purchase in the Offers will also receive accrued and unpaid interest from, and including, the last interest payment date to, but not including, the Settlement Date (“Accrued Interest”). For the avoidance of doubt, interest on Notes tendered using the Guaranteed Delivery Procedures will cease to accrue on the Settlement Date.

Among other conditions, BRF’s obligation to complete an Offer with respect to a particular series of Notes is conditioned on the aggregate Tender Consideration (which excludes the aggregate Accrued Interest) payable in respect of all Notes accepted for purchase in the aggregate not exceeding U.S.$300,000,000, and, in each case, subject to the terms and conditions set forth in the Offer to Purchase. For purposes of calculating the aggregate Tender Consideration, we intend to convert the Euro Notes Tender Consideration into U.S. dollars using a conversion rate of €1.00 to U.S.$1.1382, which was the exchange rate as of the close of business on Thursday, July 16, 2020, as displayed on the FXIP screen on Bloomberg.

If the conditions set forth in the Offer to Purchase are not satisfied for every series of Notes because the aggregate Tender Consideration (which excludes the aggregate Accrued Interest) for all Notes validly tendered and not validly withdrawn is greater than U.S.$300,000,000, then BRF will, in accordance with the Acceptance Priority Levels, accept for purchase all Notes of each series validly tendered and not validly withdrawn, so long as (i) the aggregate Tender Consideration necessary to purchase all validly tendered and not validly withdrawn Notes of such series, plus (ii) the aggregate Tender Consideration necessary to purchase all validly tendered and not validly withdrawn Notes of all series having a higher Acceptance Priority Level than such series of Notes are equal to, or less than, U.S.$300,000,000, subject to the condition with respect to Non-Covered Notes (as defined below) further described in the Offer to Purchase.

If the conditions set forth above are not satisfied for a particular series of Notes (such series of Notes, the “Non-Covered Notes”), at any time at or prior to the Expiration Date, then: (i) no Notes of such series will be accepted for purchase, and (ii) if there is any series of Notes having a lower Acceptance Priority Level for which: (a) the aggregate Tender Consideration necessary to purchase all validly tendered and not validly withdrawn Notes of such series, plus (b) the aggregate Tender Consideration necessary to purchase all validly tendered and not validly withdrawn Notes of all series having a higher Acceptance Priority Level than such series of Notes, other than the Non-Covered Notes, are equal to, or less than, U.S.$300,000,000, then all Notes of such series having a lower Acceptance Priority Level will be accepted for purchase, until there is no series of Notes with a lower Acceptance Priority Level to be considered for purchase for which the conditions set forth in the Offer to Purchase are met.

It is possible that a series of Notes with a particular Acceptance Priority Level will fail to meet the conditions set forth in the Offer to Purchase and therefore will not be accepted for purchase even if one or more series with a higher or lower Acceptance Priority Level is accepted for purchase. If a series of Notes is accepted for purchase under the Offers, all Notes of that series that are validly tendered and not validly withdrawn will be accepted for purchase by BRF. No series of Notes will be subject to proration pursuant to the Offers.

BRF expressly reserves the right, in its sole discretion, subject to applicable law, to amend, extend or, upon failure of any condition described in the Offer to Purchase to be satisfied or waived, to terminate one or more of the Offers at or prior to the Expiration Date. BRF also reserves the right, in its sole discretion, to terminate one or more of the Offers at any time at or prior to the Expiration Date.

BRF has retained Morgan Stanley & Co. LLC to serve as dealer manager and D.F. King & Co., Inc. to serve as information and tender agent for the Offers. The Offer to Purchase, the related Notice of Guaranteed Delivery and any related supplements are available at the D.F. King & Co., Inc. website at www.dfking.com/brf. The full details of the Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King & Co., Inc. by telephone at +1 (212) 269-5550 or +1 (888) 605-1956 (US toll free) or +44 (0) 20 7920-9700 or in writing at brf@dfking.com. Documents relating to the Offers, including the Offer to Purchase and the Notice of Guaranteed Delivery, are also available at www.dfking.com/brf. Questions about the Offers may be directed to Morgan Stanley & Co. LLC by telephone at +1 (800) 624-1808 (toll free) or +1 (212) 761-1057 (collect).

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the offer to purchase, which are being made only pursuant to the terms and conditions contained in the Offer to Purchase. The Offers are not being made to, nor will BRF accept tenders of Notes from, holders in any jurisdiction in which the Offers or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers will be made by the dealer manager on behalf of BRF.

None of BRF, the Subsidiary Issuer, the information and tender agent, the dealer manager or the trustee with respect to the Notes, nor any of their respective affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers. None of BRF, the Subsidiary Issuer, the information and tender agent, the dealer manager or the trustee with respect to the Notes, nor any of their respective affiliates, has authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase.

Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission nor any regulatory authority of any other country has approved or disapproved of the Offers, passed upon the merits or fairness of the Offers or passed upon the adequacy or accuracy of the disclosure in the Offer to Purchase.

About BRF

BRF is a sociedade anônima (corporation) organized under the laws of the Federative Republic of Brazil. Our principal executive offices are located at Av. das Nações Unidas, 8501 – 1st Floor, Pinheiros, 05425-070, São Paulo, SP, Brazil, and our telephone number at this address is +55-11-2322-5000/5355/5048.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which are subject to risks and uncertainties. Other than statements of historical fact, information regarding activities, events and developments that BRF expects or anticipates will or may occur in the future are forward-looking statements based on management’s estimates, assumptions and projections. Many forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “intend,” “plan,” “believe, “estimate” and similar expressions. Forward-looking statements contained in this press release are predictions only and actual results could differ materially from management’s expectations due to a variety of factors, including those described the section titled “Risk Factors” in BRF’s Annual Report for fiscal year 2019 on Form 20-F. All forward-looking statements attributable to BRF are expressly qualified in their entirety by such risk factors. The forward-looking statements that BRF makes in this press release are based on management’s current views and assumptions regarding future events and speak only as of their dates. BRF assumes no obligation to update developments of these risk factors or to announce publicly any revisions to any of the forward-looking statements that BRF makes, or to make corrections to reflect future events or developments, except as required by the U.S. federal securities laws.

DISCLAIMER

This press release must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which must be read carefully before any decision is made with respect to the Offers. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offers. None of BRF, the Subsidiary Issuer, the dealer managers, the information and tender agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Notes should participate in the Offers.